Exhibit (a)(5)(clxl)

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

WHAT WILL BE THE IMPACT ON CUSTOMERS

IF ORACLE ACQUIRES PEOPLESOFT?

On Tuesday, December 7, 2004, a session was held at Oracle OpenWorld to provide additional clarity for PeopleSoft and Oracle customers regarding the impact of the transaction. Lee Geishecker, Research Vice President, Gartner, conducted the question and answer session. Joining Ms. Geishecker was Safra Catz, President, Oracle Corporation, and Scot Klimke, CIO, Network Appliance. Ms. Catz reviewed the rationale for the acquisition and addressed important customer issues. Mr. Klimke provided a customer’s viewpoint of the transaction and its impact.

LEE GEISHECKER: My name is Lee Geishecker and I’m with Gartner research vice president and actually very impressed by the attendance in this room given that this was a later add to the agenda here at Oracle’s Open World. Joining me today are Safra Catz, president of Oracle and Scot Klimke, CIO of Network Appliance and what we have been asked to talk about, and what we’ve actually decided to do was to put in an interview form the discussion of Oracle’s potential acquisition of PeopleSoft. And given the fact that Oracle as represented by Safra has got a lot of answers to many, many questions, and as Scot representing actually both an Oracle and a PeopleSoft customer, we thought this would be a perfect opportunity.

I’ve been following this bid from day one, literally six o’clock eastern time on that day in June and along with my Gartner colleagues as we’ve been following the evolution of the bid, and I also hold the responsibility of lead analyst for PeopleSoft at Gartner, we get a number of questions from our clients and we have been throughout the entire process.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

So what I thought we would do this afternoon is actually share some of those questions and share with you what the responses are, again both from an Oracle perspective as well as from a client perspective. So maybe Safra, we can start with you and give people an update on what the status, of the latest status, of the acquisition is.

SAFRA CATZ: Before I even start, as all of you probably saw when you sat down, you have one of these. Because I get to spend most of my days with lawyers, now you know too. This is a notice that you would have to refer to, I’m not soliciting anything from any of you, we’re just giving you information today, it’s all information that’s publicly available and will be publicly webcast for anyone. Now back to business. Basically the status of this transaction is that we have cleared all of the antitrust regulators at this point and the transaction can move forward. However, the PeopleSoft board has a, what is called a, poison pill in place that is really the only condition, the only thing standing between Oracle acquiring the company.

About a month ago we held a tender offer which remains outstanding in which over 60 percent of the outstanding shareholders actually tendered their shares, meaning put them available for us to buy them, but the only thing standing between us buying them and their willing to sell them to us is something called the poison pill.

And so we’ve gone to Delaware, which is where our two companies are actually incorporated, and we’ve asked the judge to evaluate the poison pill and to remove it so that the sellers of the stock can actually go ahead and sell it to us without the consequences of a poison pill which is extreme dilution and all that.

We don’t know how that’s going to turn out; next week we have two more days of testimony and by Wednesday, we’re going to have what are called the closing

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

arguments and then the judge has committed to work on the decision over the holidays and we hope to hear from him sometime in January.

Poison pills are very rarely pulled, by the way. The last ones pulled, were I believe in the 80s, so it’s extremely rare to have them pulled; however, we believe that if there was ever a case to pull a pill, this is it.

In addition, in the event that it isn’t pulled, we have notified PeopleSoft that we will run what’s called a slate of directors and a majority of their directors are actually up for election. They have seven directors, four of which are up for election, and that election would be sometime in the spring.

We look as good news the fact that we won on the tender offer, those would be many of the same shareholders that we would expect would give us their proxies. So we expect to ultimately be successful. We’re hopeful it’s sooner rather than later for a number of reasons, not the least of which we remain concerned about the status of the customer base which is, as many of you know, the significant asset and really the major significant asset which we’re willing to pay $9 billion for. It’s for the customer base, which you all represent.

LEE GEISHECKER: A follow on question to that, and then I’d like to ask Scot for an opening remark as well. You’ve mentioned Oracle has mentioned in the past that there is not a need by PeopleSoft, but that you want to buy PeopleSoft. What is in this, bottom line, for Oracle and what’s in it for the customer?

SAFRA CATZ: Well, I think as all of you know, the reality is that when you pick a product to implement, you pick it basically on the strength of the product line and the strength of the company behind it.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

And as the industry matures, more and more pressure is on vendors and rightly so, to build better products, easier to use products, easier to implement products, better integrated products, and all of that requires massive R&D investment. And there’s no question that when we watch the Department of Justice trial actually, what we saw was PeopleSoft’s own documents claiming they themselves could not stay competitive because they simply could not spend enough. They couldn’t have the middleware stack that they needed, they couldn’t afford the features, they couldn’t afford to work on the multiple databases and things like that.

What we realized is that our business, and I’ll bet most of your businesses, are getting more competitive, not less competitive. And what that means is there’s further push to have more features and also as I said easier to manage, easier to implement, easier to run software. And the smaller companies cannot possibly spend enough.

And we ourselves can only afford to spend more on R&D if we have a larger customer base that potentially can buy the products and for us to potentially receive money to spend on the development of those products. We spend, as it is, three to four times as much in our application development alone as PeopleSoft does on a stand-alone.

SAP spends over five times as much. We need to - for us to be competitive against SAP - we need to spend as much as they do, we need to do it as well as they do and the smaller companies will not be able to survive. So for us, it’s all about making the products in the future better and being able to afford to spend more on support and development of products.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

And you can only do that, and by the way, the only way you can lower prices is, let’s say if you have one customer and you spend $1 million, that customer basically has to pay the whole load. If you have hundreds and hundreds or thousands of customers, you can charge less. You can afford to charge less. My business is absolutely known for one, prices do not go up, they go down, and products get more feature rich and easier to use, not less, and that’s what’s going to continue to happen and the larger companies, companies we consider our competitors, which is the Microsoft’s in the world, the SAP’s in the world, those are the companies that we have to keep up with. And for us, a larger customer base is the only way to do it.

LEE GEISHECKER: Let me shift the focus to Scot here. As CIO of Network Appliance, maybe you can share with us the Oracle and PeopleSoft applications you have, specifically which products, how long you’ve had them, and the versions you’re running on.

SCOT KLIMKE: To put it in perspective, Network Appliance is not unique in its business requirements. We have a relatively straightforward application architecture, predicated on extensive use in the technology side of Oracle database products.

And in the application space, Oracle ERP for our financial functions, our manufacturing functions, our order administration functions. We also use and were one of the earlier customers to deploy the Oracle customer hub which sits above all of our transaction systems.

PeopleSoft, and by the way, we made the transition to Oracle from J.D. Edwards about three years ago, so there’s some interesting comments I have about why this is beneficial for those existing J.D. Edwards customers.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

On the PeopleSoft side, we have PeopleSoft really in two areas. We use it like many companies do, a pure stand-alone HR package. I think many HR organizations believe, and have continued to believe that PeopleSoft really understands the HR business and they’ve been best served by that application.

I think the differences today are probably much more nominal between what Oracle or some of the other HR vendors have. In addition to HR though, we have a legacy Vantive application. I’ll take you back several years ago, Vantive was acquired by PeopleSoft.

And we were a Vantive customer during that acquisition, so many of my comments that I’ll make, questions that I’ll answer, are really based on comparing what Oracle is doing today in its acquisition activity and some of the things we saw and experienced as customers of Vantive when PeopleSoft picked up that company.

LEE GEISHECKER: I think you’ve actually addressed, but could you talk to us about the versions that you run? When you talk about being a PeopleSoft customer, I’m going to assume and we’ll state here, it’s PeopleSoft enterprise, having transitioned from the former One World product to the Oracle manufacturing, what versions are you on of both the Oracle and the PeopleSoft products?

SCOT KLIMKE: On the Oracle side, we’re running 11i. We implemented that, completed the implementation - single, global instance of Oracle for all of our operations and that’s no easy task for those of you who either participated in implementations or have at least been aware of them in your companies. Very smooth, sense of use of Oracle Consulting and we use Oracle On Demand to run those applications as well. So in many ways, we have a great deal of confidence in Oracle’s ability to execute.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

On the Vantive PeopleSoft side, we, our HR application is Version 8 which was the first client server version and the Vantive version I couldn’t even venture a guess. It’s been end of life for several years.

LEE GEISHECKER: Very good. Let me ask the natural follow-up question, why does this combination of companies and product lines make sense to you?

SCOT KLIMKE: There have been few things that I’ve encountered in the last few years, or even during my whole tenure in IT, that makes any amount of sense more than this potential combination. There’s been a lot of hooey in the press about any type of consolidation in the technology space as driving choice away from customers, limiting the amount of choice customers have and I don’t accept that. I totally take issue with it.

I think for customers, Network Appliance is a fine example. We now have access to some of the best and the brightest software talent, consulting talent, we’ll be the beneficiaries of the combined R&D budgets, products will be out faster, they’ll be more competitive because the enterprise software industry is consolidating down to a couple of players.

And I believe firmly that customers are best served by active competition between rough parody with market leadership. We’ve seen it in storage, we’ve seen it in networking and now we’re seeing it in the enterprise software space.

Personally, for Network Appliance at a very, very personal internal level, we obviously are struggling with how much integration we’re willing to fund. Integration is one of the biggest areas of my budget and it’s the most difficult to justify because it isn’t primary to the success of our business, it’s a contributing factor.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

So a disproportionate of my application budget is spent on EAI technologies and other things to make integration across the enterprise more seamless.

Having richer, more extensible products come out of our premier vendor, Oracle in this case, we believe that it will ease integration over time and if all goes the way we anticipate it will go, we’ll be able to scale down some of the more aggressive integration projects we have.

LEE GEISHECKER: Thank you. I’m going to take one of the comments you made in that answer and turn to Safra. You talked about pooling of resources and talent and an R&D budget. In any merger or acquisition, you tend to either significantly keep or keep significantly lose - and I shouldn’t say you - an organization will tend to lose or keep significant resources.

What are the assurances, what has Oracle putting in place and along the lines of the assumption of pooling the talent, the resources, the R&D, what’s Oracle’s plans along those lines of the talent pool and the expertise?

SAFRA CATZ: Well, you have to understand that the number one thing for us is to maintain the customer base. That’s absolutely job one and it’s very important for us to be able to maintain a support organization and the enhancements that we’ve committed to for the product and a long time has already passed since we originally started. Many of those customers are on PeopleSoft 8 and PeopleSoft 9 is moving ahead and we are expecting to keep all of the commitments that have been made by PeopleSoft.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

Our goal in trying to keep the developers because slavery is outlawed and so people actually get to decide where they work and so our goal is to make sure that it is an attractive place for the development that support our organization to work. Those of you who are obviously also Oracle customers know that for us our crown jewel, the way we win is because of the development organization, because of the support organization.

And so we’ve committed as you know to PeopleSoft 9, we’re maintaining a facility out in Pleasanton, again to make it as attractive as possible to keep as many of the people as we can because it would be additionally, one of the reasons we’ve been so much sort of “in a hurry” is because we’re very concerned about the state of the J.D. Edwards intellectual property.

We’re hearing that there is an awful lot of resumes on the street and people, I guess being let go by PeopleSoft from the J.D. Edwards development organization and for us, Oracle development organization is the thing that continues to grow at Oracle and we’re planning on maintaining as many of the folks as we can and again we’re doing sort of everything we can to make it attractive.

We’re not going to give people a difficult commute and make them come over the bridge. We’re going to keep a facility, we’re going to continue them in many of the projects they’re already on and again, one of our big hurries, and sort of worries, is the state of the intellectual property and the development organization at JDEC and our hope is that it is still in a position where we can maintain it. Which is again, as I said, one of our main focuses.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

LEE GEISHECKER: We’re going to come back to the JDE product in a little while to just make sure we all heard, when you talk about keeping the people, you really are focusing on the intellectual capital of that development, primarily in Pleasanton?

SAFRA CATZ: Wherever it is. They’ve got some folks in Europe and in other places. Again, we haven’t been able to do the due diligence that we want to, so we are scouring all the public documents as much as we can, but this is the crown jewel. For us to find so many qualified and talented developers, it’s absolutely fantastic.

And also in many cases, also consulting teams that are very talented, so our business is doing very well. We think that over all, we expect to build a very, very good team, but it’s very important that we keep as many of the people as we can and to do that, we’re really going to sort of go all out to keep them as opposed to shutting buildings down, sort of to do the things you usually expect.

And just to be clear, when I talk about PeopleSoft, I consider J.D. Edwards PeopleSoft now, and our goal is those customers, they’re sort of orphaned a little bit over at PeopleSoft. We’d kind of like to bring them back into the fold as much as possible.

LEE GEISHECKER: You talked about consultants also being part of that intellectual capital and a lot of organizations could argue that support would be too. So let’s talk about support for a moment and I’m going to actually pose the next question to Scot in terms of the interpretation that a customer has of support.

You’ve publicly stated, you Oracle have publicly stated that you’ll support the PeopleSoft products collectively for ten years. Is that still the official statement? And is ten years feasible, is it realistic?

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

SAFRA CATZ: You see, you have to understand that our overall goal is to maintain these customers, to keep them as Oracle, the combined Oracle, PeopleSoft, J.D. Edwards customers. We committed to support PeopleSoft 8 for ten years about a year ago. We’re absolutely continuing to do that.

We believe it is absolutely feasible; we have a team that can do it. Do we believe that many of those customers will still be on PeopleSoft 8 in 2013? Honestly, I don’t know. I don’t think so. However, it will be incumbent upon us to make it as attractive as possible to go to some of the newer technologies.

But you see, you have to understand that the last thing I want to do is force my customers to have to make a new decision, to make a new investment. Many of those customers that are on PeopleSoft 8 got kind of squeezed into PeopleSoft 8 a few years ago and some of you covered sort of the PeopleSoft 7 to PeopleSoft 8 and I know what happened.

Some customers went to PeopleSoft 8, some came to Oracle, some went to SAP, some went to ADP and other. I do not want to do that because I don’t want to risk losing any of those customers. I want them staying as Oracle customers, so I have absolutely no motivation.

It’s kind of counterintuitive of what you see software companies always doing, but actually for me, if I have to support PeopleSoft 8 for one customer, I might as well support it for 10,000 customers. So for me, it really doesn’t matter and I just need to make my products so attractive that they’re worth the additional investment and expense of moving to a next version.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

And customers who don’t want to do that, don’t have to do it. And I’ll tell you, especially with some of these products, with some financial products, really you just need to keep them current. Your accounting system doesn’t have to be snazzy or creative. In fact, I don’t think you want it to be.

It’s a commodity system and you want to keep it current, the same with your HR systems, you want it to be good. Now if you want to make the added investment for additional features, that’s another decision, but we’re not going to push you into that. We’re not going to do the PeopleSoft 7 to PeopleSoft 8 squeeze. There’s no reason for us to do it. So customers get to decide.

LEE GEISHECKER: And again, the support and by the way, 2015, if a deal should happen after January if we do the math for ten years.

SAFRA CATZ: But ten years from a year ago, actually I think that’s kind of where we’re at.

LEE GEISHECKER: From the first public statement?

SAFRA CATZ: Yes, from when we said we were going to do it for ten years.

LEE GEISHECKER: So let’s ask the clients here, Scott, what in your mind constitutes effective, continued under the provision of the ten years of support from when it was announced, what in your mind, your company’s interpretation, what is that continued, dedicated support of the PeopleSoft products?

SCOT KLIMKE: Typically, when CIOs or senior IT people look at support services generally they’re really looking at a couple of very, very distinct and different elements. One obviously is the continued investment by the ISV in patching and primarily bug fixes and patching and those sorts of things.

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

The other area is really driving the product or at least some of the core capabilities of the product into future releases. I have no concerns about Oracle’s commitment whatsoever unconditionally to support the product from a bug standpoint until I’m prepared to either a replacement or a merger to our existing Oracle system.

I’m very comfortable that Oracle will provide me that level of support. When you look at some of the other areas, where are the applications going, this is a real bonanza I believe because I prefer as a customer, that Oracle takes the money that it has available for development and put it in the forward looking converged product set that for me will offer the greatest amount of flexibility, greatest number of choices.

My requirement for support is not further enhancements of a PeopleSoft or J.D. Edwards product it’s the understanding of the value those products can provide in a combined code base. So as long as my minimum requirements are met for serviceability, bug fixes primarily, I’m very, very comfortable that Oracle will meet the commitment and very, very straight about bugs.

LEE GEISHECKER: You do look at support from Oracle in a different way in terms of supporting the Oracle product sell, in terms of enhancements and [crosstalk]. How early would you start to evaluate, you talked about the anticipation of a combined, for lack of a better term, a superset of products. How early on would you anticipate evaluating and a follow on question, bringing it into your fold down the line?

SCOT KLIMKE: Well I would have liked to start last year. But the net is we, in our company, we invested very heavily in enterprise software over the last few years. And the one area that I think, kind of dancing around, is what to do with the HR systems and what to do with the legacy bandwidth systems. For the HR systems, we have made

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

the conscious decision not to do a lot of investment and this dates much before the old discussion of the acquisition came up.

What I was really struggling with is the cost benefit, the cost of integration using EAI technology, what the benefit is to NetApp or NetApp’s customers or to the internal HR organization at NetApp. And I never saw a very, very strong business case that would warrant the investment levels and doing tight integration.

Now having said that I know that we are - we’ve missed opportunities for what that integration could provide. So at the very, very earliest, we’re really looking forward to, whether it’s extending Oracle in the HR space or at the time of the code convergence, making that transition, my very real and immediate problem is how soon can I take advantage of the commonality between Oracle and PeopleSoft.

On the Vantive side, it’s even more difficult. It is the cornerstone of our support to our 60,000 install base and 6,000 customers, so it’s a very, very sensitive subject in the sense that we want to make sure that the applications are right there.

We’re doing an evaluation today. It will be wrapped up very soon and it’s very, very good software that’s available and again, we see a lot of value in the integration and working with Oracle has benefited us on other parts of our business that are running or using Oracle software.

LEE GEISHECKER: So Safra, when we talk about what happened to the products—future support, potential enhancements, combining super sets, I think you stated that you need to dig in and the due diligence will happen. If the transaction closes, I don’t think it’s fair to say how soon or anything else, but can PeopleSoft customers expect the relevant communication and the process of that effort?

What will be the impact on customers if Oracle acquires PeopleSoft?

Tuesday, December 7, 2004

SAFRA CATZ: Absolutely. First of all, we’re going to be bringing both PeopleSoft customers and the user groups into the process. We watched the PeopleSoft J.D. Edwards merger and the J.D. Edwards user group basically sort of shunted aside. For us, we’re going to be including them in the process.

We’re going to try to have the appropriate advisory groups, etc., so that we can evaluate sort of the level of enhancements that need to be made and sort of the prioritization because it may be different than what PeopleSoft had intended originally. Then we would, the moment we get started in the analysis, we would want to start communicating early and often because, and over communicate frankly because we’ve had 18 months of complete and utter confusion.

And motivated I would say because it was one of the tactics of keeping us at bay, but I think it’s very, very important since you understand that my number one goal is to maintain the customer base. I think the best way to do that is to communicate often and as early as possible and to include the user groups, which I think are very important, many of the customers in actually the evaluation.

Because I think there are going to be some decisions that need to be made and prioritization changes and timing changes and things like that and we’re not going to know, we’re not going to have all the answers, and having the customers as part of it is really a key strategy.

LEE GEISHECKER: You mentioned the J.D. Edwards, and J.D. Edwards is actually very unique in the industry in having a separate organization. It was not a J.D. Edwards organization, but actually a separate organization running their user group and

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Tuesday, December 7, 2004

user conference. Do you plan; I’ll ask this very directly to spin off World, which is the iSeries product and/or OneWorld/Enterprise One?

SAFRA CATZ: No, we have no intention of spinning off any of the products, none at all. We’re going to bring them all in, we’re going to do an evaluation of the state of the code and the products and we’re going to have plans for them ultimately into a converged product line.

We’re buying the company and as it stands, we are not, we have no intention - none whatsoever, of spinning them off or any of those things. We intend - all those customers, we’d like to get them kind of into the Oracle world. Some at any time they want and give the flexibility to them as to when they move over, and of course if they move over.

LEE GEISHECKER: At the very beginning when you described the status of the transaction, you mentioned the poison pill. A lot of folks have been educated about a lot of things over the last 18 months, but something else being talked about, and very much headlined has been the customer assurance program (CAP).

With regard to the CAP, the customer assurance program and the PeopleSoft refund scenario, are there any likely scenarios where customers would feel entitled to the refund under the CAP?

SAFRA CATZ: Well, I’ll tell you. One of our focuses will be to over-support the customers. Again, for our own reasons because we want to keep all the customers, so we’re going to be over-supporting them, they’ll be receiving support, I think really at the level that Oracle customers are used to. Many of you obviously know what support from Oracle is like.

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Tuesday, December 7, 2004

So I do not think we will trigger it. However, I do think that some customers could decide to litigate that, just some of the customers as I learned at trial are not clearly, really customers. They bought some software, they thought maybe they’d get times their money back; they never implemented it, things like that, do I expect to see some of those folks at court? Yeah. The truth of the matter is we run a software company. I run a software company, very few of my customers decide that they’re going to sue me. It’s a little bit like shooting your pilot. I mean, it’s really a bad idea.

And it’s really a bad idea. It’s kind of mutual assured destruction and why would you do it? It’s business. Business situations have business resolutions in general, so do I actually expect to trigger the CAP? No, I don’t. I hope not to.

It’s extreme vague, though. It was really put in overnight, the night we originally launched the tender offer. It was recommended by Goldman Sachs, I believe, as an anti takeover measure and it was never focused on the customers, in fact. And that’s what I believe and, because no customer was ever consulted, nor were the sales organizations consulted when it was first put in.

So I don’t think we’ll trigger it. I’m assuming I won’t trigger it. We’re going to do our best to over-support the customers, again a benefit. Expense for me, but a benefit both longer term and short term for the customers and so I don’t think I will actually trigger it, but it’s just vague enough for me to end up having to defend myself in a number of jurisdictions.

LEE GEISHECKER: And, correct me if I’m wrong, but like the poison pill it is part of the Delaware trial discussion.

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Tuesday, December 7, 2004

SAFRA CATZ: It is, but you need to understand that the Delaware court is evaluating whether to allow it to continue. It stands in a lot of contracts, in every single one of PeopleSoft’s contracts as far as I’ve been told. I haven’t been allowed to see any of those contracts. And so whether those contracts are valid is not something this Delaware judge is deciding.

LEE GEISHECKER: It’s the determination of what happens going forward?

SAFRA CATZ: Going forward only.

LEE GEISHECKER: Thank you for that clarification. Let’s talk databases. PeopleSoft products run across a lot more databases that Oracle products do. So given that, are you still committed to supporting the products which you’ve stated a few times in today’s discussion that run across the non-Oracle databases?

SAFRA CATZ: First of all, as many of you know, as many of you happen to also run Oracle databases, the bulk of PeopleSoft’s Enterprise customers run Oracle, full use Oracle databases, so it’s almost not an issue.

J.D. Edwards, as you know runs on the AS/400, Oracle database doesn’t even run on the AS/400. A number of folks use PeopleSoft products on SQL Server, a very little number of DB2. I think they’ve had issues with that. I learned about that at trial.

Our goal [crosstalk]

LEE GEISHECKER: But that number’s a little bit higher on the JDE side, on the EnterpriseOne.

SAFRA CATZ: Absolutely. And you need to understand that for us to be able to support these products, we will be supporting them in partnership with the database vendors that are out there. We’re going to have to be able to come to an agreement

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with them on supporting because it’s really co-supporting and they’re going to have to be willing to work with us in partnership.

I personally have no worry about that myself. I think we’ll have - we’ll be able to come to an agreement with the other database vendors to do that.

We already work with them. We have an excellent relationship of course with IBM on the hardware side and on the services side, so we have to find a way to work. Of course we work with Microsoft in the Windows world already and with some of their other products. So again, I’m confident we’re going to be able to work that out. But again, that’s not done yet. So we’re going to have to find a way because that’s co-supporting. Now you have to understand we already co-support with many of our customers. We work with SAP, all the time to support [crosstalk]

LEE GEISHECKER: Do you mean co-support with many of your competitors?

SAFRA CATZ: With many of my competitors, excuse me, for my customers, thank you. So I think we’ll able to work it out. However, longer term, the new super set products will run on the Oracle infrastructure. So when there is a converged product which will be available, it will be in the Oracle infrastructure.

It will be entirely, just like Microsoft’s product, work only on Microsoft, Oracle’s products will work exclusively on the Oracle database with Oracle middleware longer term. That’ll be the newer product line.

We believe in a single database, in a shared schema, that’s an architectural decision and we believe in open standard tools, Java, we’re not going to build the new products with PeopleTools, so the new converged product line will be in the Oracle infrastructure exclusively and we’ve said that from the beginning.

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Tuesday, December 7, 2004

LEE GEISHECKER: But again, the statement of support of the existing products as stands on the database and [crosstalk] platform?

SAFRA CATZ: Absolutely, and I think it’s to their benefit, to some of our competitors’ benefits to come to an agreement with us because these are their customers and so I think they’re going to be very motivated to work with us. I really don’t expect it to be an issue, frankly.

LEE GEISHECKER: Scot, if you’re and we’re talking whether it’s the converged or a migration to the existing E-Business Suite, if your original PeopleSoft investment was 100, what percentage of that are you willing to re-spend on a potential migration and let’s kind of ask it in two parts: first migrating to an E-Business Suite, current Oracle offering which some customers potential PeopleSoft customers might look at. And the second question, what percentage of that 100 would you be willing to go to a new combined down the line offering?

SCOT KLIMKE: One of the things that I have always been pretty happy with is the way Oracle licenses its products. In some ways it’s very similar to how SAP is, I understand licenses those products as well.

It’s on a user basis, power user, non-power user type thing. Some of the other software vendors do it on a modular or functionality basis or some hybrid licensing the application along with some licensing is required for users, end users within a company.

When I look at PeopleSoft, PeopleSoft has been one of those companies that I dealt with where maintenance is a very, very big issue. Maintenance costs, I should say. The nuance with PeopleSoft’s HR products are that you effectively pay maintenance on all of your employees which is - and each year, you recalibrate number

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of employees for companies like NetApp where we’re growing at 40 percent or greater per year that can be a very, very significant cost just to tread water.

When we elected to replace our J.D. Edwards implementation with Oracle Financials and Oracle ERP 11i a couple of years back, it was very cost effective for us to license the entire enterprise. Now not all of our licenses are power users, some are more casual use, but to - when I look at what our options would be if there was no merger as opposed to this merger consummating, in one sense I would have to continue to pay a very large maintenance bill to PeopleSoft to cover my users and deal with the growth of the number of employees.

I think Oracle’s maintenance policy, or licensing policy, is much more rational. I would expect that from a total cost of ownership perspective, I can see benefits in the first year right off by not writing checks of $250,000 or more to PeopleSoft simply for maintenance.

So I guess the answer to your question, if PeopleSoft was a 100, I think was your - if PeopleSoft [crosstalk]

LEE GEISHECKER: The original investment.

SCOT KLIMKE: The original investment. Fortunately for us, we put in a very, very nominal HR system. Even though our HR professionals were very fixated on a lot of the bells and whistles, the reality like Safra mentioned in the accounting world, the reality is we use it for just some very basic nuts and bolts function, an employee master for example. It keeps compensation information, but some of the more esoteric areas of HR, we’ve never enabled and part of our choice not to enable it was we really feel that

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we’re better served by taking our investment bucket and putting it into a combined PeopleSoft Oracle product as quickly as we can.

So we have never spent a lot on enhancing the PeopleSoft application and obviously we pretty well put a stop to any plans to do that. What we’re trying to kick around now is do we make the switch to Oracle immediately, or do we wait for some converged code. That’s a decision that’s out there somewhere. I would like to go faster rather than slower, but again we’ll have to evaluate what other projects are happening that require some financing or investment by a big company for other IT projects.

LEE GEISHECKER: Given, we’ll stay with Scot for a moment, given the considerable amount of time to put it lightly, the 18 months that have passed since the original announcement and knowing it’s not going to necessarily end tomorrow, but the considerable amount of time that has passed, do you from a customer perspective feel that this is still feasible for Oracle to pursue?

SCOT KLIMKE: Oh, absolutely, no question in my mind. You know, you’ve all covered tech companies for many, many years in some instances. The acquisitions and mergers that have really been effective in the industry have certainly met their objectives financially, expense wise, have been those mergers or combinations that for a variety of reasons have taken a long time.

A good example of that is HP and Compaq. For reasons that are different than what Oracle is facing today with PeopleSoft, that required a lot more time. The benefits of the customer was when that deal was finally closed, the companies were able to put into place plans that were immediately beneficial to customers right out of the gate.

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They had product strategies, they had teams working together, etc., and whether regardless of how you feel about HP, I think the verdict has come in loud and clear that that acquisition was executed very well if not flawlessly.

Some of the other acquisitions we’ve seen that are done in haste, and I would use the PeopleSoft acquisition of Vantive as an example, customers were not best served. I didn’t see a marketing or sales person from PeopleSoft for 18 months after that deal closed. I felt very abandoned and there were other Vantive customers that felt the same way.

I don’t think Safra or any of her team looked forward to a 17, 20 maybe 23 month, whatever it turns out to be, but I do believe that this issue and the continuing consternation has given Oracle the opportunity to really develop a solid strategy of integration, a solid plan and be able to have these types of sessions to put people better at ease with the whole deal.

So it’s a mixed plus and I would have liked to have seen it happen faster, but I want to see it happen well and I think the 18 months is some level of assurance that this combination is going to meet their business objectives and the needs of their combined customer base.

LEE GEISHECKER: Now keep in mind that Safra herself mentioned that the integration and product strategies could only go so far without actually digging under the covers. Let’s take the flip side and you’re taking the silver lining of the 18 months and I’m sure Safra would like to look at it that way as well. But is there a concern that Oracle customers have asked this question, has this been a distraction? Are you

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concerned about the distraction that this is from a running the business and doing what they need to do from an Oracle perspective?

SCOT KLIMKE: I think it’s an excellent question. Obviously, this type of activity is - really demands a lot from the executive team, really demands a lot from senior engineering talent. There’s always been a fear that this would, if it were to drag on so long, would be a distraction.

But the market statistics don’t show that. PeopleSoft customers have continued to buy PeopleSoft, even with this aura of uncertainty and how this deal will look when consummated, I don’t believe that Oracle has allowed it to be a distraction. I think most of the people, the executives, Safra, Charles Phillips as well, there is a very, very solid team in place that’s working on this and I haven’t seen any things that would concern or alarm me around product quality or existing support. That is completely irrelevant to this discussion, so I would be very surprised if anyone felt that this in any way was imperiling the viability of Oracle as an enterprise supplier. I’m just not seeing that.

LEE GEISHECKER: Safra, what about this acquisition, I asked at the beginning about the fact that it wasn’t a need to buy PeopleSoft but a desire. Other statements Oracle has made is about improving the overall offering of the e-business suite, so what about this potential acquisition actually makes the E-Business Suite more attractive and I guess a stronger offering?

SAFRA CATZ: As I said early on, we want to keep as much of the intellectual property as we can as we build the new converged products, but most important is the ability to invest more in additional features and really what we believe that applications should do.

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We’ve spent I’d say the past two decades in building applications that pretty much automate processes about getting data in. And these are very expensive systems, they’re difficult to manage, they’re difficult to maintain and we really think that this is really the time where you want to move to the next level which is to get the data out.

To make it actually informational, that’s what this show is pretty much all about. It’s consistent with our infrastructure message and its consistent with our applications message. This is the dawn of the information age and the companies who are going to be able to provide information out to their customers are going to be the ones who can have the largest customer bases, can invest the most to make the information easily accessible to their customers so that they can make the best business decisions.

This transaction of PeopleSoft is just one of those things. It’s really very much the tail of this dog. It always has been, but it’s such an interesting tail that no one can avoid looking at it.

Oracle, 80 plus percent of our business and the large bulk of our customers are infrastructure customers. We are in the absolute strongest position we have ever been in with RAC enabling the grid. It is something that is of value to every one of our customers and we’ve put the E-Business Suite, we believe in the best condition as a product it has ever been. And it’s the most fully featured, it’s the most integrated and it’s the most stable.

So having this acquisition is just a means to an end for us in a path which I think we’ve been directing you really for years. It’s all about better decisions. It’s all about

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allowing our customers to release resources from their commodity parts of their IT systems so that they can focus on the value add for their business.

As I’ve said many times, there’s nothing interesting about accounting systems as long as it’s right. You want to spend as little as possible, but have it be ready and timely and available for you and so you can release those resources.

We did this with Oracle when I joined originally, we totally re-organized our business and re-organized our IT systems so that we could release those resources so I could spend again more on R&D and that’s what I do.

I have way more developers than I had when I started nearly five and a half years ago, but I spend an awful lot less on my commodity IT systems. We think that’s the path for customers. There’s nothing interesting about those systems longer term. They should be focusing on the systems that make them unique. And this acquisition is just again part of that overall strategy.

LEE GEISHECKER: I’m going to come back one more time to the keeping the PeopleSoft customer satisfied. Now we have had an opportunity to talk to an Oracle PeopleSoft customer and to you point there are many others like that. There is a contingency of PeopleSoft customers who are either non-Oracle apps or non-Oracle customers at all.

What kind of metrics or benchmarks does Oracle plan to put into place to give yourself an ongoing report card? You’re talking about customer satisfaction, you’re talking about reaching out. How are you going to measure yourself?

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SAFRA CATZ: Well, we measure ourselves really in two ways, both qualitatively by again keeping the communication levels very, very high with the user groups and with the customers, that’s all qualitatively.

You have to understand, every one of these customers gets to make a decision every single year when they send back that maintenance check. You get your report card every single year and you’re losing those customers that makes this transaction a failure.

So qualitatively we’re going to be learning by over communicating both ways, two-way street about what’s going on, what’s going right, what’s going wrong. We’re going to be spending the underlying resources that we need to and quantitatively we’re going to be able to see it. Every customer sends in a report card with their check and if they don’t send those checks; this was a really bad idea.

And so we’re going to be watching that very, very carefully because not because we’re such nice guys, but because this is business and this is what we need to be doing. And we’re going to be tracking that very, very carefully. Hopefully, we’ll be getting pretty good grades.

LEE GEISHECKER: I have a feeling that a lot of people in the room are getting ready their report cards ready too, so we’ll all be watching here.

Last question, if you don’t mind, I’m actually going to pose to Scot. What confidence again an Oracle and PeopleSoft customer do you have that Oracle’s going to follow through on the stated public commitments, on the statements that Safra has made today in going forward of the support?

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SCOT KLIMKE: Easy answer. I have 100% confidence in the integrity and the vision if you will of the executive team at Oracle. They have honored the commitments they’ve made to me personally and to Network Appliance historically.

A lot of companies get kind of ambiguous press; all big companies are targets to some extent. The reality is that this is a very, very smart group of executives that are very much in charge, that have a vision of where they want to take customers, where they want to take their company and at the end of the day, it’s all about having and creating value for customers.

And I think Sara’s point is worth repeating. There are no significant value adds to an accounting system. As the IT world commoditizes, and it is commoditizing, I didn’t think that we’d ever see the day when IBM would announce selling its PC business twenty years after they started it.

But it’s a commodity. The combined talent, resources, consulting organization of J.D. Edwards, PeopleSoft and Oracle are going to make some terrific products in the future. We talk a lot about blocking and tackling today, but think out two years. What will the world look like a couple of years from now after this deal is done and the products have converged? Customers will have a very, very rich choice, existing customers of a variety of applications, many that do not have access to those apps today.

I look at the J.D. Edwards customers and having been a J.D. Edwards customers, I can tell you many of those customers two years ago were very, very nervous about the future of J.D. Edwards being a viable supplier.

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For those customers I’ve talked to, the JDE groups they think this is a total bonanza. Suddenly they’ve gone from being effectively to some degree in peril to having the rich resources of two very well funded, very forward thinking organizations. So for those customers, this is a huge win. For customers that have a hybrid, they’ll save in total costs of ownership.

As soon as we can do the integration, we’re going to begin to see the savings that comes from a more integrated product suite and for those customers who are either Oracle customers or PeopleSoft, it can’t be anything but better in the sense that again, they’ll have access to a much richer portfolio of services, richer portfolio of products.

So I’m very excited about this. I feel very strongly that this will be beneficial and two years from now, I think we’ll all kind of scratch our heads and say gee, wouldn’t it have been better if this thing had happened more quickly. But that’s what I think in conclusion we’ll reach in retrospect two years from now.

LEE GEISHECKER: Thank you, and thank you Scot and Safra for joining me in this session. This has been informational and hopefully insightful to the customers and the attendees as they consider the impact of this potential acquisition.

One last housekeeping note. Oracle has asked me to notify the audience that a replay of the webcast will be available at oracle.com/peoplesoft and that a booth is being staffed throughout OpenWorld by an Oracle specialist located in Lobby Two, Moscone West that can answer additional customer related questions. Thank you again.